UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dyadic International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

26745T101

(CUSIP Number)

Douglas Rappaport, Esq.	Eric L. Cohen, Esq.
DLA Piper US LLP	Winston & Strawn LLP
1251 Avenue of the Americas	200 Park Avenue
New York, New York 10020	New York, New York 10166
(212) 335-4500	(212) 294-3540

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer.

     This statement amends the Schedule 13D dated February 12, 2008 (as amended, the “Amended Schedule 13D”) filed by The Pinnacle Fund, L.P.; Barry M. Kitt; and David M. Knott (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.001 per share, of Dyadic International, Inc., a Delaware corporation (“Issuer”). Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Amended Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Amended Schedule 13D.

1.  ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

Item 4. Purpose of Transaction.

     On April 22, 2008, the Reporting Persons sent a letter to the Board of Directors of the Company  (the “April 22 Letter”).  The April 22 Letter expresses the Reporting Persons’ dissatisfaction with the Board of Directors and the Reporting Persons’ intent to elect new members of the Board of Directors at the Company’s upcoming shareholders’ meeting.  The April 22 Letter also demands that the Board schedule the shareholders’ meeting as soon as permissible under the recently-issued order of the Delaware Chancery Court requiring that the Board schedule a meeting “on or before June 20, 2008” following a 40-day notice period to shareholders.  Thus far, the Board of Directors has not chosen to schedule the meeting to take place as soon as possible following the required 40-day notice period.

     The April 22 Letter also reiterates the Reporting Persons’ ongoing dissatisfaction with the Board of Directors and management’s failure to identify a viable purchaser for the Company or pursue a strategic transaction or business plan that would maximize shareholder value.  The Reporting Persons specifically demands the following steps be taken to expedite an orderly transition:  (1) Mr. Moor step down as CEO and as a member of the Board of Directors; (ii) Mr. Rosengart resign from the Board of Directors to pursue other business interests in which he has a vested stake; (iii) Mr. Emalfarb be restored as a full member of the Board of Directors, and the Board of Directors’ Executive Committee be disbanded; and (iv) a shareholder meeting be scheduled immediately following the

40-day notice period required in the Delaware Court’s order.  The letter sent by the Reporting Persons is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

     The Reporting Persons may continue discussions regarding these matters with management of the Company, its Board of Directors, stockholders or other relevant parties to express the Reporting Persons’ view regarding the Company.

     Except as set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons will amend this Schedule 13D as events unfold.

2.  ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

Item 7. Material to Be Filed as Exhibits

99.1	Letter to the Board of Directors of Dyadic International, Inc., dated April 22, 2008

99.2	Joint Filing Agreement, dated February 14, 2008

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2008

THE PINNACLE FUND, L.P.
By:	Pinnacle Advisers, L.P., its general partner
By:	Pinnacle Fund Management, LLC, its general partner

By:	/s/ Barry M. Kitt
Barry M. Kitt, its sole member

BARRY M. KITT
/s/ Barry M. Kitt

DAVID M. KNOTT
/s/ David M. Knott